UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026 No. 1

Commission File Number 000-24790

TOWER SEMICONDUCTOR LTD.

(Translation of registrant's name into English)

Ramat Gavriel Industrial Park

P.O. Box 619, Migdal Haemek, Israel 2310502

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

At the annual general meeting of the shareholders of Tower Semiconductor Ltd. (the “Company”) held on July 2, 2026, a quorum was present and the shareholders voted on each of the proposals described in the Company’s proxy statement for the meeting, which was furnished as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K filed by the Company with the U.S. Securities and Exchange Commission on May 21, 2026. All proposals were approved at the meeting by the requisite majority under the Israeli Companies Law 5759-1999, with the exception of Proposal 3 (approval of an amended and restated compensation policy for the Company’s directors and executive officers). The Company’s Compensation Committee and Board of Directors will review the voting results and consider the appropriate next steps with respect to this matter. The Compensation Committee and the Board of Directors are committed to maintaining strong governance practices while supporting the Company’s long-term strategy, and any next steps will be taken in consideration of such priorities.

All previously approved director and officer compensation arrangements, including any director and officer compensation approved by the shareholders at the meeting, will remain in effect, and the approval of any future officer and/or director compensation will be subject to approval in accordance with applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: July 6, 2026	By:	/s/ Nati Somekh
	Name:	Nati Somekh
	Title:	Corporate Secretary